[MARKET LEADER LETTERHEAD]

January 8, 2010

VIA EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Re:	Market Leader, Inc.
Form 10-K for the year ended December 31, 2008
Filed March 13, 2009
File No. 000-51032

Dear Mr. Spirgel:

This letter responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to Market Leader, Inc. (the “Company”) contained in your letter dated December 29, 2009 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2008. In the Comment Letter, the Staff asked that the Company comply with the comments in future filings. For your convenience, the responses are numbered to correspond to the numbers of the comments (italicized) in the Comment Letter.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Larry Spirgel

U.S. Securities and Exchange Commission

January 8, 2010

Part I, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.	We note your statement about your recent shift in business model from “original lead generation…toward offerings that combine software-as-a-service with access to industry-leading media buying and lead generation services.” As you execute this strategy in the future, please include a clearer description of how your business model is changing and the anticipated effect on your company’s operations and financial condition.

Response: We will comply with this comment in future filings by providing more detailed disclosure on the status of the change in our business model and the related impacts on our operations and financial results and condition.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, Page 21

2.	We note that you benchmark your executive’s compensation against a specific group of comparable companies. In your future filings, please disclose the identities of all your “comparators.”

Response: As of June 30, 2009, the Company determined that it was a smaller reporting company and as of December 31, 2009, the Company determined that it was a non-accelerated filer. As a smaller reporting company, pursuant to Item 402(l) of Regulation S-K the Company may provide the scaled compensation disclosure in Item 402(m) through (r) instead of the compensation disclosure in Item 402(a) through (k) and (s). For so long as the Company remains a smaller reporting company, the Company intends to comply in future filings with the scaled compensation disclosure in Item 402(m) through (r), which does not require compensation discussion and analysis disclosure.

In the event that the Company no longer qualifies as a smaller reporting company or otherwise elects to comply with the compensation disclosure in Item 402(a) through (k) and (s), the Company will comply with your comment in future filings by disclosing the identities of all of the Company’s “comparators” to the extent the Company benchmarks its executive compensation against a specific group of identifiable comparable companies.

Larry Spirgel

U.S. Securities and Exchange Commission

January 8, 2010

3.	We note that annual cash bonus awards were tied to the achievement of targeted revenue and Adjusted EBITDA. In future filings, please quantify, for each named executive officer, the performance targets and threshold levels and weight given to each, if more than one. See Regulation S-K Item 402(b)(v), (vi) and (vii). In addition, if you retain discretion to modify such awards, explain what performance factors are used in such determinations.

Response: As noted in our response to Comment 2, as a smaller reporting company we currently intend to rely on the scaled disclosure under Item 402(m) through (r) of Regulation S-K, which does not require compensation discussion and analysis. In the event the Company no longer qualifies as a smaller reporting company or we otherwise elect to comply with the compensation disclosure in Item 402(a) through (k) and (s), we will comply with your comment in future filings by quantifying, for each named executive officer, the performance targets and threshold levels for annual cash bonus awards and the weight given to each, if more than one, as well as explaining what performance factors are used when making determinations if the Company retains discretion to modify annual cash bonus awards.

If you have any further comments or questions regarding this letter, please contact Eric DeJong of Perkins Coie LLP, our outside counsel, at (206) 359-3793.

Sincerely,

/s/ Ian Morris
Ian Morris Chief Executive Officer

cc:	John Harrington, SEC Division of Corporation Finance
Gregg Eskenazi, Market Leader, Inc.
Eric DeJong, Perkins Coie LLP